 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Novus Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

67011N105
(CUSIP Number)

April 30, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67011N105

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		808,129*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

808,129*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

808,129*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%*
12	TYPE OF REPORTING PERSON

PN

 * Includes 398,861 Shares issuable upon the exercise of certain Series A Warrants (defined in Item 4).

Excludes 398,861 Shares underlying certain Series B Warrants (defined in Item 4) held by BVF that may not be exercised due to the Series B Blocker (defined in Item 4).

2

CUSIP NO. 67011N105

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		439,714*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

439,714*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

439,714*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.4%*
12	TYPE OF REPORTING PERSON

PN

 * Includes 108,819 Shares issuable upon the exercise of certain Series A Warrants. Excludes 213,644 Shares underlying Series A Warrants held by BVF2 that may not be exercised due to the Series A Blocker (defined in Item 4).

Excludes 322,463 Shares underlying certain Series B Warrants held by BVF2 that may not be exercised due to the Series B Blocker.

3

CUSIP NO. 67011N105

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		59,006*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

59,006*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,006*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%*
12	TYPE OF REPORTING PERSON

PN

 * Excludes 57,506 Shares underlying certain Series A Warrants held by Trading Fund OS that may not be exercised due to the Series A Blocker.

Excludes 57,506 Shares underlying certain Series B Warrants held by Trading Fund OS that may not be exercised due to the Series B Blocker.

4

CUSIP NO. 67011N105

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		59,006*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

59,006*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,006*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%*
12	TYPE OF REPORTING PERSON

CO

* Excludes 57,506 Shares underlying certain Series A Warrants held by Trading Fund OS that may not be exercised due to the Series A Blocker.

Excludes 57,506 Shares underlying certain Series B Warrants held by Trading Fund OS that may not be exercised due to the Series B Blocker.

5

CUSIP NO. 67011N105

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,336,556*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,336,556*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,336,556*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*
12	TYPE OF REPORTING PERSON

PN, IA

* Includes 507,680 Shares issuable upon the exercise of certain Series A Warrants. Excludes 300,075 Shares underlying Series A Warrants that may not be exercised due to the Series A Blocker.

Excludes 807,755 Shares underlying certain Series B Warrants that may not be exercised due to the Series B Blocker.

6

CUSIP NO. 67011N105

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,336,556*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,336,556*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,336,556*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*
12	TYPE OF REPORTING PERSON

CO

* Includes 507,680 Shares issuable upon the exercise of certain Series A Warrants. Excludes 300,075 Shares underlying Series A Warrants that may not be exercised due to the Series A Blocker.

Excludes 807,755 Shares underlying certain Series B Warrants that may not be exercised due to the Series B Blocker.

7

CUSIP NO. 67011N105

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,336,556*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,336,556*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,336,556*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*
12	TYPE OF REPORTING PERSON

IN

* Includes 507,680 Shares issuable upon the exercise of certain Series A Warrants. Excludes 300,075 Shares underlying Series A Warrants that may not be exercised due to the Series A Blocker.

Excludes 807,755 Shares underlying certain Series B Warrants that may not be exercised due to the Series B Blocker.

8

CUSIP NO. 67011N105

Item 1(a).	Name of Issuer:

Novus Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

19900 MacArthur Blvd., Suite 550

Irvine, California 92612

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP NO. 67011N105

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

67011N105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

10

CUSIP NO. 67011N105

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on May 10, 2019, the Reporting Persons held 807,755 Series A Warrants (the “Series A Warrants”) exercisable into an aggregate of 807,755 Shares. Each Series A Warrant has an exercise price per Share of $4.00 and expires 18 months from the date of issuance. Subject to limited exceptions, a holder of Series A Warrants will not have the right to exercise any portion of its Series A Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Series A Blocker”). As of the close of business on May 10, 2019, the Series A Blocker limits the aggregate exercise of Series A Warrants by the Reporting Persons to 507,680 out of 807,755 Shares underlying the Series A Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series A Warrants held by BVF to acquire 398,861 Shares and certain of the Series A Warrants held by BVF2 to acquire 108,819 Shares would be exercised, which would bring the Reporting Persons to the aggregate 9.99% limitation, and the remaining Series A Warrants exercisable into 213,644 Shares owned by BVF2, the Series A Warrants exercisable into 57,506 Shares owned by Trading Fund OS, and the Series A Warrants exercisable into 28,925 Shares held in a certain Partners managed account (the “Partners Managed Account”), would not be exercised due to the Series A Blocker.

As of the close of business on May 10, 2019, the Reporting Persons held 807,755 Series B Warrants (the “Series B Warrants”) exercisable into an aggregate of 807,755 Shares. Each Series B Warrant has an exercise price per Share of $4.00. Each Series B Warrant becomes exercisable only upon the exercise of the Series A Warrants and expires five years from the date of issuance. Subject to limited exceptions, a holder of Series B Warrants will not have the right to exercise any portion of its Series B Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Series B Blocker” and together with the Series A Blocker, the “Beneficial Ownership Limitation”). As of the close of business on May 10, 2019, the Series B Blocker limits the exercise of Series B Warrants by the Reporting Persons to zero out of the 807,755 Shares underlying the Series B Warrants owned by the Reporting Persons in the aggregate. BVF holds Series B Warrants to purchase 398,861 additional Shares, which are excluded herein as a result of the Series B Blocker. BVF2 holds Series B Warrants to purchase 322,463 additional Shares, which are excluded herein as a result of the Series B Blocker. BVTOS holds Series B Warrants to purchase 57,506 additional Shares, which are excluded herein as a result of the Series B Blocker. The Reporting Persons through the Partners Managed Account holds Series B Warrants to purchase 28,925 additional Shares, which are excluded herein as a result of the Series B Blocker.

The Reporting Persons may choose to exercise the Series A Warrants or the Series B Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

As of the close of business on May 10, 2019 (i) BVF beneficially owned 808,129 Shares, (ii) BVF2 beneficially owned 439,714 Shares, and (iii) Trading Fund OS beneficially owned 59,006 Shares.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 59,006 Shares beneficially owned by Trading Fund OS.

11

CUSIP NO. 67011N105

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,336,556 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Managed Account, including 29,707 Shares held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,336,556 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,336,556 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of (i) 12,871,255 Shares outstanding as disclosed in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on May 1, 2019 and (ii) certain or all of the 507,680 Shares issuable upon the exercise of the Series A Warrants, as applicable.

As of the close of business on May 10, 2019 (i) BVF beneficially owned approximately 6.1% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 3.4% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares is held in the Partners Managed Account).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

12

CUSIP NO. 67011N105

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13

CUSIP NO. 67011N105

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2019

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President	/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

14